July 26, 2019

David Katzman
Chief Executive Officer
SmileDirectClub, Inc.
414 Union Street
Nashville, Tennessee 37219

       Re: SmileDirectClub, Inc.
           Amendment to Draft Registration Statement on Form S-1
           Submitted July 12, 2019
           CIK No. 0001775625

Dear Mr. Katzman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted July 11, 2019

Our Company, page 1

1. We note your response to our prior comments one and three. Please revise your disclosure to clarify the connection between the percentage of the population you indicate suffers from malloclusion (85%) and your anticipated market opportunity. In revising your disclosure, please ensure that you have clearly indicated how you determined the size of the direct-to-consumer clear aligner market and your current share of that market
       (95%) and how your estimate that you can address 90% of malloclusion types relates to your calculation of addressable market, if at all.
2. Please expand your disclosure regarding Net Promoter score to explain how you calculate your score and whether this calculation is done in the same way as the calculation for the
 David Katzman
FirstName LastNameDavid Katzman
SmileDirectClub, Inc.
Comapany NameSmileDirectClub, Inc.
July 26, 2019
July 26, 2019 Page 2
Page 2
FirstName LastName
         entire dental industry. Also, clarify whether 100,000 member reviews represent unique members, particularly in light of your disclosure that you have helped 10,000 members.
         Also, specify whether your Facebook and Instagram references are unique likes/followers.
3. We note your response to our prior comment number three. Please discuss how your
         "better is better" philosophy impacts the Smile Guarantee. Have you treated a significant number of cases of severe malocclusion and if so, what is the standard of applying the
         Smile Guarantee to those cases, where the result may be only a improved smile, rather than a "perfect" smile.
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition , page F-8

4. We note your response comment 12 of our letter dated July 5, 2019. It was unclear to us from your response how you considered ASC 606-10-32-15, which appears to state that the significant financing component is determined based on the promised amount of consideration rather than the transaction price. Please tell us your consideration of this guidance. In addition, explain to us how the lack of collection of amounts related to financing (i.e., the time value of money on the value of the products provided to the customer) represents, in substance, a modification of the transaction price rather than a credit impairment.
General

5. Consider providing drafts of expected exhibits if you are not able to file them with your next amendment, as we may need additional time to consider your disclosure in light of the exhibit filings. For example, it appears that you do not intend to include any material agreement exhibits, although your current disclosure around the terms of certain of your contractual arrangements is fairly general. For example, your standard arrangements with your network of dentists appears important to your business, as does the agreements you have with CVS, Walgreens, United Healthcare and Aetna, although the specific terms of these arrangements are unclear. Please advise whether you intend to file any of these agreements or to supplement your present disclosure.
        You may contact Eric Atallah, Staff Accountant at 202-551-3663 or Kevin Kuhar,
Accounting Branch Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda Ravitz, Assistant Director, at
202-551-3412 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Electronics and Machinery
 David Katzman
SmileDirectClub, Inc.
FirstName LastNameDavid Katzman
July 26, 2019
Comapany NameSmileDirectClub, Inc.
Page 3
July 26, 2019 Page 3
cc:       David J. Goldschmidt, Esq.
FirstName LastName